ATCO
GROUP

Corporate Office


05010188

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

SUPPL

July 25, 2005


RECEIVED
AUG 01 2005
213
PROCESSING
SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated July 25, 2005, Second Quarter Earnings Report

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL

Enclosure(s)

FILE NO. 82-34744



CU Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500


PROCESSING
RECEIVED
AUG 01 2005
213
SECTION

July 25, 2005

CANADIAN UTILITIES REPORTS SECOND QUARTER OPERATIONAL EARNINGS INCREASE OF 11%

CALGARY, Alberta – **Canadian Utilities Limited reported an 11% increase in earnings for the three months ended June 30, 2005 compared to same period in 2004, excluding the impact of the retail sale gain.**

Second quarter earnings were $50.0 million ($0.79 per share) compared to $45.1 million ($0.71 per share) for the same period in 2004, excluding the one-time $55.1 million gain from the retail sale by ATCO Gas and ATCO Electric of their energy supply businesses to Direct Energy. Second quarter 2004 earnings were $100.2 million ($1.58 per share) including the one-time retail sale gain.

Financial Summary	**For the Three Months Ended June 30**		**For the Six Months Ended June 30**	
	2005	2004	**2005**	2004
	($ Millions except per share data) *(unaudited)*			
Revenues	**552.9**	674.7	**1,298.1**	1,843.9
Earnings	**50.0**	100.2	**130.0**	174.7
Earnings excluding the retail sale gain	**50.0**	45.1	**130.0**	119.6
Earnings per Class A and B share	**0.79**	1.58	**2.05**	2.75
Earnings per Class A and B share excluding retail sale gain	**0.79**	0.71	**2.05**	1.88
Cash flow from operations	**106.4**	83.7	**335.6**	245.5

Revenues for the three and six months ended June 30, 2005 decreased primarily due to Direct Energy assuming responsibility for selling natural gas and electricity to customers since the completion of the retail sale in the second quarter of 2004.

Earnings for the three months and six months ended June 30, 2005, excluding the retail sale gain, increased primarily due to:

- higher earnings in ATCO Midstream;
- the impact in 2005 of the Alberta Energy and Utilities Board (AEUB) decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric;
- the impact of the previously announced TXU Europe settlement in ATCO Power; and
- increased business activity, including work for new customers in ATCO I-Tek.

The improved earnings were partially offset by:

- higher capital expenditures and operating and maintenance costs incurred in 2005 by ATCO Gas that are not reflected in current customer rates. ATCO Gas has filed an application requesting the AEUB to incorporate these higher costs in customer rates;
- increased share appreciation rights expense due to higher share prices; and
- warmer temperatures in ATCO Gas.

Cash flow from operations for the three months ended June 30, 2005 increased primarily due to decreased availability penalties related to planned and unplanned outages in Alberta Power (2000). **Cash flow from operations for the six months ended June 30, 2005** increased primarily due to the impact of the TXU Europe settlement and increased availability incentives in Alberta Power (2000).

Second Quarter Other Highlights include:

- **ATCO Frontec** was awarded a contract from NATO Maintenance and Supply Agency in Luxembourg to provide the operations and maintenance of communications information systems in Bosnia.
- **ATCO Electric** was the first Canadian company to be awarded the International Edison Award by the Washington based Edison Electric Institute. The electricity industry's most prestigious international award worldwide was awarded for ATCO Electric's leadership and innovation in the construction of the Dover to Whitefish transmission line in 2004.
- **ATCO Group** is celebrating Alberta's Centennial with two major province-wide programs – ATCO Places in Time, a historic traveling exhibit and a unique ATCO travel passport – both designed to celebrate the province's history and showcase ATCO's commitment to the 300 communities it serves.

Canadian Utilities Limited's consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2005 are now available on Canadian Utilities' website (www.canadian-utilities.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about July 28, 2005.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502